IntriEnergy, Inc.

ANNUAL REPORT

4850 Tamiami Trail N Suite 301
Naples, FL 34103
(239) 303-6400
https://www.intrienergy.com/

This Annual Report is dated April 14, 2026.

BUSINESS

IntriEnergy has developed a solar cell technology platform that can accelerate achieving global net-zero targets by 60% compared to today's best-in-class solar cells. Our technology can be applied to any solar cell during the manufacturing process, creating a high-efficiency, low-cost solar cell. Over 15 years of research and development have been invested into our technologies, by an accomplished, industry-recognized team of scientists and engineers who have overcome current industry issues that threaten solar's long-term value proposition (See Valuation section of Form C). Manufacturers who license our technology may realize a 60% increase in production. End-users utilizing the IntriEnergy Technology Platform in solar projects will produce possibly the lowest-cost source of energy generation in the world while significantly reducing CO2 emissions.

IntriEnergy's vision is to accelerate global climate change goals, enabling a more sustainable energy future. IntriEnergy was originally formed on January 24, 2014, as a Colorado Limited Liability Company. On May 19, 2014, the Company was converted to a Corporation. In the fall of 2018, IntriEnergy made a decision to move the corporation to Florida. On December 20, 2018, we filed a Certificate of Conversion for "Other Business Entity" into Florida Profit Corporation effective January 1, 2019.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $520,202.90
Number of Securities Sold: 1,368,955

Use of proceeds: Securing intellectual property and further development of the Company's first of three technologies. No funds were used for compensation. Officers and directors have deferred all compensation until such time as the company is in a positive cash flow position.
Date: April 15, 2021
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:
IntriEnergy, Inc. is a pre-revenue corporation that has been developing the next generation of solar energy cell technology. It, therefore, has no revenue, cost of sales or gross profit to date to report and thus no analysis of changes. As a start-up company, IntriEnergy focused on developing advanced technology with the intent to bring three products to the global market each increasing solar cell output performance. Securing the IP with patents was given priority.

The financial statements reflect capital raised from investments from founders, friends of the firm, and other private investors. In addition, funds were raised via loans (still outstanding) from three of the founders. The funds were used for R&D, patent legal expense, and miscellaneous expense. Salaries were not paid but their value has been captured as an accrual. The patent investment has been recognized as an asset with some depreciation taken.

Cash in 2024 was recorded as $36,171, compared to $17,351 in 2025, with the change resulting from additional research and development expenditures. Expenses without deferred compensation, and short term non-interest-bearing loans in 2024 were recorded as $237,710 and $237,711 in 2025, reflecting no change in liabilities.

Historical results and cash flows:
IntriEnergy has developed a solar technology platform consisting of 3 innovations. As is typical of new innovations in the semiconductor industry, time from inception to market can range upwards of 7 to 10 years (source
https://group.softbank/system/files/pdf/ir/presentations/2018/arm-roadshow-slides_q4fy2018_01_en.pdf)

IntriEnergy was formed in 2014. In its early years, the Company focused on establishing and securing its intellectual property through the patent process. Depending on the country, it can take several years to complete the patent prosecution process. IntriEnergy has successfully completed this process for our IntrinSiC and IntrinSiC+Q technologies with patents issued by the United States Patent and Trademark Office (USPTO) in 2017, the Canadian Intellectual Property Office (WIPO) in 2021, India in 2022, EU and Hong Kong in 2024.

With our IP secured, the Company has commenced development. We have gained industry interest from solar cell manufacturers in working with IntriEnergy to integrate and demonstrate our technology in the global market. These discussions will formalize as the pre-commercial prototype is finalized in 2026. The Company anticipates revenues to commence following customer integration to achieve our projected financial goals.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 17,351.

Debt

Creditor: Jeff Whitney
Outstanding balance: $386.67
Interest rate: 0%
Material terms: There is no specific maturity date associated with this debt. Since the Company's inception, the Company has incurred advisory services expenses, in particular, critical work associated with intellectual property protection. Mr. Whitney has provided loans to the Company to cover these additional expenses with the agreement the loan be repaid when the Company is in a positive cash flow position.

Creditor: JAR Energy
Outstanding balance: $108,732.09
Interest rate: 0%
Material terms: There is no specific maturity date associated with this debt. JAR Energy provided funds to establish the Company. In addition, since the Company's inception, the Company has incurred advisory services expenses, in particular, the critical work associated with intellectual property protection. JAR Energy provided funds to the Company to cover these additional expenses with the agreement the loan be repaid when the Company is in a positive cash flow position.

Creditor: Jackie Coffey
Outstanding balance: $7,539.76
Interest rate: 0%
Material terms: There is no specific maturity date associated with this debt. Since the Company's inception, the Company has incurred advisory services expenses, in particular, critical work associated with intellectual

property protection. Ms. Coffey has provided loans to the Company to cover these additional expenses with the agreement the loan be repaid when the Company is in a positive cash flow position.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jacqueline "Jackie" Coffey

Jacqueline Coffey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: January 2014 — Present
Responsibilities: Utilizing strong strategic, leadership, organizational, relationship and communication skills, lead IntriEnergy to establish and maintain a solid foundation in the $150 billion global solar industry to achieve its mission and vision. • Develop the Company's vision and mission • Report to and work with Board of Directors • Develop business strategies and plans ensuring their alignment with short-term and long-term objectives • Continuously build an agile, industry-recognized team • Oversee all operations and business activities to ensure they produce the desired results and are consistent with the overall strategy • Ensure protection of the company's intellectual property • Build relationships and establish agreements with key industry participants, partners and stakeholders • Maintain a deep knowledge of the solar industry markets and trends • Act as a point of contact for IntriEnergy's primary shareholders. To date, Ms. Coffey has deferred all compensation until IntriEnergy is in a positive cash flow position.

Position: Director
Dates of Service: July 2014 — Present

Responsibilities: Directors' responsibilities are as determined by the State of Florida and the Company's by-laws. Currently, IntriEnergy's Directors are not receiving compensation. When the Company is in a positive cash flow position, Directors' compensation will be reviewed and established in accordance with best practices for similar companies.

Name: Dr. Franco Gaspari

Dr. Franco Gaspari's current primary role is with University of Ontario Institute of Technology. Dr. Franco Gaspari currently services approximately 20 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: EVP and CTO
Dates of Service: January 2014 — Present
Responsibilities: Responsible for setting IntriEnergy's technology development vision and leading R&D initiatives to achieve the vision. • Outline the goals for research and development. • Create timelines for the development and deployment of all current and future technologies based on current and future industry needs • Oversee all research and development activities to move technologies from idea to proof of concept to commercial development • Develop intellectual property strategy • Ensure protection of IntriEnergy's intellectual property through patent process • Manage technology budgets and time frames • Maintain an in-depth understanding of energy technology trends and developments. Dr. Gaspari has deferred all compensation until the Company is in a positive cash flow position.

Position: Director
Dates of Service: January 2014 — Present
Responsibilities: Directors' responsibilities are as determined by the State of Florida and the Company's by-laws. Currently, IntriEnergy's Directors are not receiving compensation. When the Company is in a positive cash flow position, Directors' compensation will be reviewed and established in accordance with best practices for similar companies.

Other business experience in the past three years:

Employer: University of Ontario Institute of Technology
Title: Professor, Faculty of Science
Dates of Service: January 2006 — Present
Responsibilities: Professor, Physics; Program Director - Graduate Program in Materials Science; ; Director, Master in Materials Science program; lead program developer for UOIT for the Ph.D. program proposal; Undergraduate Program Director; Member, Research award committee (Science)

Name: Daniel L. Pomerleau

Daniel L. Pomerleau's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO
Dates of Service: February 2020 — Present
Responsibilities: Responsible for the financial strategy and ongoing financial responsibility of IntriEnergy. • Manage accounting systems and financial reporting • Develop company forecasts • Assist in developing company strategy analytics • Develop corporate funding options and opportunities. To date, Mr. Pomerleau has deferred all compensation until the Company is in a positive cash flow position.

Position: Director
Dates of Service: January 2021 — Present
Responsibilities: Directors' responsibilities are as determined by the State of Florida and the Company's by-laws. Currently, IntriEnergy's Directors are not receiving compensation. When the Company is in a positive cash flow position, Directors' compensation will be reviewed and established in accordance with best practices for similar companies.

Name: Jeff Whitney

Jeff Whitney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: EVP Corporate Development
Dates of Service: January 2014 — Present
Responsibilities: Responsible for shaping IntriEnergy's strategic initiatives by identifying industry trends, creating relationships with relevant external partners, as well as sourcing, negotiating, structuring, and executing strategic joint ventures and partnerships across the Company's geographies. To date, Mr. Whitney has deferred all compensation until the Company is in a positive cash flow position.

Position: Director
Dates of Service: July 2014 — Present
Responsibilities: Directors' responsibilities are as determined by the State of Florida and the Company's by-laws. Currently, IntriEnergy's Directors are not receiving compensation. When the Company is in a positive cash flow position, Directors' compensation will be reviewed and established in accordance with best practices for similar companies.

Name: Jan Vandesande

Jan Vandesande's current primary role is with Vandesande Creative Solutions BV (VCS). Jan Vandesande currently services approximately 5-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: EVP Engineering and COO
Dates of Service: March 2017 — Present
Responsibilities: Responsible for seamlessly integrating and introducing IntriEnergy technologies into the global solar manufacturing market and overseeing the operations of the business. • Design technology and product roadmaps • Lead market launch of current and future IntriEnergy technologies • Build strategic R&D

alliances • Establish Innovation partnerships • Develop international business IntriEnergy's Officers, including Mr. Vandesande, have deferred all compensation until the Company is in a positive cash flow position. Once the Company is in that position, a formal agreement and compensation will be established with Mr. Vandesande in accordance with best practices for similar companies.

Other business experience in the past three years:

Employer: Vandesande Creative Solutions BV (VCS)
Title: Other
Dates of Service: January 2014 — Present
Responsibilities: Jan holds the position of founder and Managing Director. VCS provides high-level technology and business consulting services to the high-tech markets.

Name: Pere Soria Alcazar

Pere Soria Alcazar's current primary role is with Circutor. Pere Soria Alcazar currently services approximately 10-15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President, Product Development
Dates of Service: August 2017 — Present
Responsibilities: Responsible for introducing IntriEnergy technologies to the global market through the following activities: Determine critical engineering processes. • Engineer improvement opportunities in processes. • Assess quality control of existing products and materials for testing. • Manage relationships with certification and regulatory bodies • Lead development and production for IntriEnergy's product roadmap • Execute company's product strategy. • Plan product to offer appropriate automation levels. • Achieve product revenue goals by working with sales. IntriEnergy's Officers, including Mr. Alcazar, have deferred all compensation until the Company is in a positive cash flow position. Once the Company is in that position, a formal agreement and compensation will be established with Mr. Alcazar in accordance with best practices for similar companies.

Other business experience in the past three years:

Employer: Circutor
Title: Chief Technology Manager
Dates of Service: January 2017 — Present
Responsibilities: Technology and Business Development

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Jacqueline "Jackie" Coffey
Amount and nature of Beneficial ownership: 6,150,000
Percent of class: 19.31%

Title of class: Common Stock
Stockholder Name: Jeff Whitney
Amount and nature of Beneficial ownership: 6,150,000
Percent of class: 19.31%

Title of class: Common Stock
Stockholder Name: Franco Gaspari
Amount and nature of Beneficial ownership: 6,150,000
Percent of class: 19.31%

Title of class: Common Stock
Stockholder Name: JAR Energy LLC (Managed by Janet Rau)
Amount and nature of Beneficial ownership: 6,150,000
Percent of class: 19.31%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Common Stock.
Common Stock
- Authorized: 50,000,000
- Outstanding: 33,754,306
- Voting Rights: Votes in accordance with 2020 Florida Statutes 607.0721. One Vote per Share.
- Material Rights:

Voting Rights of Securities Sold in this Offering
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.
Stock Options & Warrants
The total amount outstanding does not include 5,397,370 shares to be issued pursuant to outstanding warrants.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Until the occurrence of certain events as described in Voting Rights of Securities Sold section of Form C, you have no voting rights. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

   If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company). While the share percentage of the Company may decrease through dilution, the value of the share may be higher or lower than at time of purchase due to the valuation of the Company being higher or lower than at the time of purchase.

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. The Company has not generated any revenue in the past and there is no assurance it will generate sales or revenue in the future. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the solar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, offered equity in the amount of up to $1,069,999.32 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. As interest rate increase, it may be a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such

designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projection are based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the products is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be operational products or that the products may never be used to engage in transactions. It is possible that the failure to release the products is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the prototype development stage for our first of three technologies. Delays or cost overruns in the development of our technologies and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. Until the occurrence of certain events, you will have no voting rights, you are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
If we sell all the common stock we are offering now, the Company will need to raise more funds in the future, and if it can't get them, we may fail. If we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
IntriEnergy was formed on January 24, 2014 and has spent its early years securing our intellectual property. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. The Company has not generated any revenue in the past and there is no assurance it will generate sales or revenue in the future. Our current and proposed operations are subject to all business risks

associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. IntriEnergy has incurred a net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's initial patent has been secured in the United States, Canada, India, select European countries and Hong Kong, as well as Internet domain names, trade secrets, and prior art trademarks/copyrights. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We generally rely on a combination of copyrights, patents, trademarks and trade secret laws and commercial agreements containing restrictions on disclosure and other appropriate terms to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products, technology or intellectual property. Monitoring unauthorized use of our technology and intellectual property is difficult, and we do not know whether the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries or jurisdictions where laws may not protect our proprietary rights as extensively as in the United States. We cannot assure you that our pending, or any future, patent applications will be granted, that any existing or future patents will not be challenged, invalidated, or circumvented, or that any existing or future patents will be enforceable or that infringement by third parties will even be detected. Unforeseeable costs associated with protecting our intellectual property may cause the Company to use some or all if its capital resources. There is also no assurance that the Company will have sufficient resources to protect our intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential

revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in research and development, engineering, business development, marketing, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or any significant hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, distribution, and retailing. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

IntriEnergy, Inc.

By /s/ *Jacqueline "Jackie" Coffey*

Title: CEO and Director

By /s/ *Jacqueline "Jackie" Coffey*

Name: Jacqueline "Jackie" Coffey

Title: CEO and Director

By /s/ *Daniel Pomerleau*

Name: Daniel Pomerleau

Title: CFO

By /s/ *Daniel Pomerleau*

Name: Daniel Pomerleau

Title: Director

By /s/ *Jeff Whitney*

Name: Jeff Whitney

Title: Director

Exhibit A
FINANCIAL STATEMENTS

Management Report

IntriEnergy, Inc.
For the period ended December 31, 2025

Prepared on
March 12, 2026

Table of Contents

Profit and Loss 3

Balance Sheet...4

Profit and Loss

January - December 2025

	Total
INCOME	
Total Income	
GROSS PROFIT	**0.00**
EXPENSES	
Accounting Fees	12,644.25
Advertising & Marketing	608.23
Amortization Expense	115,115.74
Bank Charges & Fees	1,619.40
Computer & Software Expense	99.90
Consulting	264,000.00
Dues & subscriptions	8,484.63
Insurance	7,040.07
Meals and Entertainment	1,170.58
Office Supplies	738.54
Postage & Courier	53.84
Rent Expense	1,248.36
Taxes & Licenses	558.75
Telephone Expense	4,326.23
Travel Expense	8,980.79
Hotel	4,720.03
Total Travel Expense	**13,700.82**
Website	203.90
Total Expenses	**431,613.24**
NET OPERATING INCOME	**-431,613.24**
NET INCOME	**$ -431,613.24**

Balance Sheet

As of December 31, 2025

	Total
ASSETS	
Current Assets	
Bank Accounts	
TD - CDN $ (2441)	294.26
TD - US Domicile Checking (3322)	631.62
TD-Naples Checking (9107)	16,424.80
Total Bank Accounts	**17,350.68**
Other Current Assets	
Deposit	10,050.00
Total Other Current Assets	**10,050.00**
Total Current Assets	**27,400.68**
Other Assets	
Accumulated amortization	-336,282.15
Patents	13,524.00
Anti-reflective Coating	62,799.55
Betavoltaic Cell	5,283.53
Solar Cell With Quantum Dots	115,142.48
Total Patents	**196,749.56**
Research and Development	
Anti-reflective Coating	442,708.46
Solar Cell with Quantum Dots	177,593.44
Total Research and Development	**620,301.90**
Syndicate Account	56,691.56
Trademarks	44,928.60
Total Other Assets	**582,389.47**
TOTAL ASSETS	**$609,790.15**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	237,711.09
Total Accounts Payable	**237,711.09**
Other Current Liabilities	
Deferred consulting payments	2,078,000.00
Loan	
Jackie Coffey	7,539.76
Jeff Whitney	386.67
Larry Rau	108,732.09
Total Loan	**116,658.52**

Doc ID: f9a59c9054fc32b000b8c73acb58e8e3fca59c4f

	Total
Total Other Current Liabilities	2,194,658.52
Total Current Liabilities	2,432,369.61
Total Liabilities	2,432,369.61
Equity	
Common Stock	1,625,144.97
Retained Earnings	-3,016,111.19
Net Income	-431,613.24
Total Equity	-1,822,579.46
TOTAL LIABILITIES AND EQUITY	$609,790.15

Statement of Cash Flows

IntriEnergy, Inc.

January 1-December 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-431,613.24
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Deferred consulting payments	264,000.00
Deposit	-10,000.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$254,000.00**
Net cash provided by operating activities	**-$177,613.24**
INVESTING ACTIVITIES	
Accumulated amortization	115,115.74
Patents:Betavoltaic Cell	-421.00
Patents:Solar Cell With Quantum Dots	-9,642.50
Research and Development:Solar Cell with Quantum Dots	-18,173.10
Trademarks	-13,085.89
Net cash provided by investing activities	**$73,793.25**
FINANCING ACTIVITIES	
Common Stock	85,000.00
Net cash provided by financing activities	**$85,000.00**
NET CASH INCREASE FOR PERIOD	**-$18,819.99**
Cash at beginning of period	**$36,170.67**
CASH AT END OF PERIOD	**$17,350.68**

IntriEnergy Inc.
Consolidated Statement of Shareholders' Equity

	Common Stock		Accumulated Deficit	Stockholders Deficit
	Shares	Amount		
Balance at December 31, 2023	33,305,595	$1,415,145	-$2,082,634	-$1,041,109
Shares Equity Issued	160,256	$125,000		
Net income (loss)	-	-		
Decembert 31, 2024	33,465,851	1,540,145	-$2,564,078	-$1,358,536
Shares Equity Issued	108,975	$85,000		
Shares Issued for Services	179,480	-		
Net income (loss)				
Decembert 31, 2025	33,754,306	1,625,145	-$2,995,691	-$1,822,579

NOTE 1 – NATURE OF OPERATIONS

IntriEnergy, a Florida Corporation was formed on January 24, 2014. The financial statements of IntriEnergy, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Naples, Florida.

IntriEnergy has developed a solar cell technology platform that can contribute to the acceleration of achieving global net-zero targets by up to 60% compared to today's solar cells. The technology can be applied to any solar cell during the manufacturing process, creating a high-efficiency, low-cost solar cell. Over 15 years of research and development have been invested into the technologies, by an accomplished, industry-recognized team of scientists and engineers who have overcome current industry issues that threaten solar's long-term value proposition. Manufacturers who license our technology may realize up to a 60% increase in production, end-users utilizing the IntriEnergy Technology Platform in solar projects will produce possibly the lowest cost source of energy generation in the world, while significantly reducing CO_2 emissions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

   Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

   Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

   Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024, and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues through licensing and royalty agreements with solar cell manufacturers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company has not yet earned any revenue for the years presented.

Stock Based Compensation

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the last three years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company's primary obligations relate to short-term loans payable of $116,659. There is no specific maturity date and no interest associated with this debt and the loans will be repaid when the Company is in a positive cash flow position.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 50,000,000 shares of our common stock with no par value. As of December 31, 2025, the company has currently issued 33,754,306 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business that would have a material impact on these financial statements.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016, through March 12, 2026 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Jacqueline Coffey, the Chief Executive Officer of IntriEnergy, Inc., hereby certify that to the best of my knowledge, the financial statements of IntriEnergy and notes thereto for the period ending December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

At the time of this filing, our CPA submitted our federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 8th day of April 2026.

Jackie Coffey
_____ (Signature)

Chief Executive Officer

April 8, 2026